UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER
000-32669
NOTIFICATION OF LATE FILING

(Check One)	[X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:	December 31, 2007

(Check One)
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Transition Period Ended: ______________________________

Read Attached Instruction Sheet Before preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I	REGISTRANT INFORMATION

Full Name of Registrant:	Heartland Oil and Gas Corp.

Former Name if Applicable:

12603 Southwest Freeway, Suite 420
Address of Principal Executive Office (Street and Number)

Stafford, Texas 77477
City, State and Zip Code

PART II	RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

       [X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K. Form N-
SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, the subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [   ]   (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Heartland Oil and Gas Corp. (the “Registrant”) was not able to complete its Form 10-KSB for the fiscal year ended December 31,
2007, by the close of business on March 31, 2008, because certain supporting documents required for the completion of the audit of the Registrant’s financial statements for the period ended December 31, 2007, could not, without unreasonable effort or expense, be prepared and provided to the Registrant’s independent accountants early enough to allow for the completion of the audit of the Registrant’s financial statements. Thus, the Registrant requires additional time to properly complete and file its Form
10-KSB for the fiscal year ended December 31, 2007.

The Registrant will file its Form 10-KSB for the fiscal year ended December 31, 2007, no later than the fifteenth calendar day after the due date of such Form 10-KSB.

PART IV	OTHER INFORMATION

       (1)   Name and telephone number of person to contact in regard to this notification

Christopher J. McCauley	(561)	630-2977
(Name)	(Area Code)	(Telephone Number)

       (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

       (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ] Yes	[X] No

       If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Heartland Oil and Gas Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008	By :	/s/ Kamal Abdallah
Kamal Abdallah,
Chief Executive Officer

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